FORWARD PHARMA

Extraordinary General Meeting in Forward Pharma A/S

An extraordinary general meeting in Forward Pharma A/S will be held on Wednesday 2 August 2017, at 2.00 pm (CET), at the company's premises, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

REQUEST FOR ADMISSION CARD

Access to the extraordinary general meeting is conditional on the shareholder having requested an admission card by Friday 28 July 2017 end of day (CET).

Admission cards for the extraordinary general meeting may be obtained by:

- contacting Forward Pharma A/S by phone +45 33 44 42 42, or
- returning this request for admission card form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Please tick the relevant box(es):

☐ I/we will attend the extraordinary general meeting and hereby order an admission card

☐ I/we will attend with advisor:

____

Name of advisor (please use CAPITAL LETTERS)

Further information on the general meeting is available on www.forward-pharma.com → 'Investors', including notice convening the general meeting, agenda, the complete proposals and the documents to be presented at the general meeting.

Date: ____________ 2017

On behalf of: ____________________

____________________________	____________________________
Name:	Name:
Title:	Title:

If you wish to give proxy or vote by correspondence, please complete the proxy/voting by correspondence form. Please remember to sign and date the form.